NB CAPITAL ACQUISITION CORP.

605 Third Avenue

New York, NY 10158

August 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Era Anagnosti, Legal Branch Chief

Re:	NB Capital Acquisition Corp.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-207221)

Dear Ms. Anagnosti:

On October 1, 2015, NB Capital Acquisition Corp., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-207221), which was amended by Amendment No. 1 and Amendment No. 2 thereto, filed on November 4, 2015 and November 12, 2015, respectively (as so amended, the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”). In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The reason for such withdrawal is that NB Capital Acquisition Corp. abandoned the initial public offering of its securities.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact me at (800) 223-6448, or the Company’s counsel, Alan I. Annex at (212) 801-9323 or Jason T. Simon at (703) 749-1386.

Very truly yours,

/s/ William Arnold
William Arnold, Chief Financial Officer